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                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                  SCHEDULE TO/A
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                             ---------------------

                               ENGLE HOMES, INC.
                       (Name Of Subject Company (Issuer))

                            HELIOS ACQUISITION CORP.
                          TECHNICAL OLYMPIC USA, INC.
                             TECHNICAL OLYMPIC S.A.
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   292896107
                     (Cusip Number of Class of Securities)

                             HOLLY A. HUBENAK, ESQ.
                          TECHNICAL OLYMPIC USA, INC.
                           1200 SOLDIERS FIELD DRIVE
                            SUGAR LAND, TEXAS 77479
                                 (281) 243-0127
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                    Copy to:

                             JAMES M. PRINCE, ESQ.
                             VINSON & ELKINS L.L.P.
                             2300 FIRST CITY TOWER
                                  1001 FANNIN
                              HOUSTON, TEXAS 77002
                                 (713) 758-2222
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                            CALCULATION OF FILING FEE

             Transaction Valuation*                            Amount of Filing Fee**
                   $226,079,805                                        $45,216

    * Estimated for purposes of calculating the filing fee only. Calculated by multiplying $19.10, the Offer price per Share, by 11,836,639, the sum of 10,871,539 currently outstanding Shares sought in the Offer and 965,100 Shares subject to options.

    ** 1/50 of one percent of Transaction Valuation.
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    [ ] Check box if any part of the fee is offset as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $45,216
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      Form or Registration No.: Schedule TO
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      Filing Party: Offerors
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      Date Filed: October 10, 2000
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    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.

    [ ] issuer tender offer subject to Rule 13e-4.

    [ ] going-private transaction subject to Rule 13e-3.

    [ ] amendment to Schedule 13D under Rule 13d-2.
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Check the following box if the filing is a final amendment reporting the results of the tender offer:

    [ ]
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
     This Amendment No 1 to the Tender Offer Statement on Schedule TO (this "Amendment") relates to the offer by Helios Acquisition Corp. (the "Purchaser"), a Florida corporation, and a direct wholly owned subsidiary of Technical Olympic USA, Inc. ("Technical Olympic USA"), a Delaware corporation, which, in turn is an indirect wholly-owned subsidiary of Technical Olympic S.A., a Greek corporation, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, (the "Shares") of Engle Homes, Inc. (the "Company"), at a price of $19.10 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 20, 2000 (as may be amended or supplemented from time to time, the "Offer to Purchase"), a copy of which has been previously filed as Exhibit (a)(1) hereto, and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the "Letter of Transmittal"), a copy of which has been previously filed as Exhibit (a)(2) hereto (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

     The information in the Offer to Purchase, including the schedule thereto, and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to all the items of Schedule TO, as amended, except as otherwise set forth below.

     The Offer to Purchase is hereby amended and supplemented as follows:

     1. Item 8 of the Offer to Purchase entitled "Certain Information Concerning the Company" is hereby amended and supplemented by amending and restating the last paragraph under the caption "Certain Financial Projections" to read as follows:

     "The Projections were prepared solely for internal use and not with a view to public disclosure or compliance with the published guidelines of the SEC or the American Institute of Certified Public Accountants regarding projections and were not prepared with the assistance of, or reviewed by, independent accountants. The Projections are included in this Offer to Purchase solely because such information was furnished to Technical Olympic and the Purchaser by the Company. The Projections were not prepared in accordance with generally accepted accounting principles and were not audited or reviewed by any independent accounting firm, nor did any such firm perform any other services with respect thereto. The Projections are based on a variety of assumptions relating to the business of the Company, industry performance, general business and economic conditions and other matters, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company's control. These assumptions involve judgments with respect to, among other things, future economic and competitive conditions, inflation rates and future business conditions. Accordingly, there can be no assurance that the assumptions made in preparing the Projections will prove accurate, and actual results may be materially greater or less than those contained in the Projections. The inclusion of the Projections herein should not be regarded as an indication that the Company, Technical Olympic, the Purchaser or their respective affiliates or representatives considered or consider the Projections to be a reliable prediction of future events, and the Projections should not be relied upon as such. None of Technical Olympic or the Purchaser or any of their respective affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections. None of Technical Olympic, the Purchaser or the Company is under any obligation to or has any intention to update the Projections at any future time."

     2. Item 12 of the Offer to Purchase entitled "Certain Conditions to the Offer" is hereby amended and supplemented by amending and restating the penultimate paragraph of that Item to read as follows:

     "The conditions set forth in clauses (a) through (h) above are for the sole benefit of Technical Olympic and the Purchaser and may be asserted by Technical Olympic and the Purchaser regardless of the circumstances giving rise to such condition and may be waived by Technical Olympic and the Purchaser in whole or in part at any time at or prior to the expiration of the Offer, by express and specific action to that effect, in their sole discretion. The failure by Technical Olympic or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time."

     Schedule TO is further hereby amended and supplemented by adding Technical Olympic S.A. as an Offeror and a signatory thereto. Information concerning Technical Olympic S.A., and its officers and directors is set forth in the Offer to Purchase.





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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            TECHNICAL OLYMPIC USA, INC.

                                            By:      /s/ HOLLY A. HUBENAK
                                              ----------------------------------
                                              Name: Holly A. Hubenak
                                              Title: Vice President, Secretary
                                                     and General Counsel


                                            TECHNICAL OLYMPIC S.A.

                                            By: /s/ CONSTANTINOS STENGOS
                                              ----------------------------------
                                              Name: Constantinos Stengos
                                              Title: Chairman and Managing
                                                     Director


                                            HELIOS ACQUISITION CORP.

                                            By:      /s/ HOLLY A. HUBENAK
                                              ----------------------------------
                                              Name: Holly A. Hubenak
                                              Title: Vice President and
                                                     Secretary

Dated: November 6, 2000